NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE MKT LLC (the 'Exchange' or the 'NYSE MKT') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of common stock ('Common Stock') of Sonde Resources Corp. (the 'Company') from listing and registration on the Exchange at the opening of business on December 12, 2014, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. NYSE MKT has determined that the Company’s financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether the Company will be able to continue operations and/or meet its obligations as they mature. 1. Section 1003(a)(iv) of the NYSE MKT Company Guide ('Company Guide') states, in part, that the Exchange will normally consider suspending dealings in, or remove, a security from listing or unlisted trading when in its opinion such security is unsuitable for continued trading on the Exchange if a company has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such issuer will be able to continue operations and/or meet its obligations as they mature. 2. On November 18, 2014, NYSE Regulation took action pursuant to Section 1003(a)(iv) of the Company Guide to immediately suspend the Common Stock from trading on the Exchange and commence delisting proceedings against the Company. The Company was verbally notified of these actions on November 17, 2014 and by letter on November 19, 2014. In addition, the Exchange made reference to the low selling price rule in Section 1003(f)(v) of the Company Guide, as the closing sale price of the Company’s Common Stock on November 14, 2014 was $0.05 per share, representing a total market capitalization of approximately $2.8 million. 3. A press release detailing the above-described actions was issued on November 18, 2014 and an announcement was made on the 'ticker' of the Exchange immediately at the open of the trading session on November 18, 2014 of the suspension of trading in the Common Stock and the commencement of delisting proceedings. Similar information was included on the Exchange’s website. 4. Pursuant to Sections 1009(d) and 1203 of the Company Guide, the Company had a right to appeal to a Listings Qualification Panel (the 'Panel') the determination to delist the Common Stock, provided that it filed a written request for such a review with the Office of the General Counsel of the Exchange within seven calendar days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.